ORIGINOIL, INC.
5645 West Adams Blvd,
Los Angeles, CA 90016

September 16, 2011
VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:	OriginOil, Inc.

Registration Statement on Form S-1 Filed July 27, 2011

File No. 333-175815

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 9, 2011, addressed to Mr. T. Riggs Eckelberry, the Company’s Chief Executive Officer (the “Comment Letter”), with respect to the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) of OriginOil, Inc. (the “Company”) filed on September 1, 2011. This letter constitutes supplemental correspondence on behalf of the Company, related to the Registration Statement, Amendment No. 1 to the Registration Statement (“Amendment No.1”) and filed together herewith the Company’s Amendment No. 2 to the Registration Statement (“Amendment No.2”).

The purpose of Amendment No.2 is (i) to provide certain supplemental disclosure in response to the Comment Letter, and (ii) to update the disclosure to reflect developments since the date the Registration Statement No.1 was first filed.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Cover Page

1.	Please include the correct date of the amendment on the registration statement cover page.

Response:

The date on the cover page has been revised to reflect the correct date of the amendment on the registration statement.

Selling stockholders, page 4

2.
We note your response to comment two in our letter dated August 16, 2011.  Please also identify the natural persons who have voting and/or dispositive authority over the common stock offered for resale by Kingsbrook Opportunities Master Fund LP.  Please refer to question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response:

The table in the sub-section entitled “Selling Stockholder” has been revised to identify the natural persons who have voting and/or dispositive power over the common stock offered for resale by Kingsbrook Opportunities Master Fund LP.

Exhibit 5.1

3.
We note you have filed counsel’s legality opinion in response to comment four in our letter dated August 16, 2011.  Please have counsel remove the third paragraph from its opinion, as it is composed of qualifications and an assumption that are inappropriate given that the registrant is a Nevada corporation and counsel has limited its opinion to New York law and the federal securities laws, or otherwise file an opinion of counsel that is not inappropriately qualified as to jurisdiction.

Response:

The third paragraph of the counsel’s opinion has been removed and counsel’s legal opinion has been refiled.

The Company acknowledges that that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ T. Riggs Eckelberry
T. Riggs Eckelberry
Chief Executive Officer

cc:	Gary Emmanuel, Esq. Sichenzia Ross Friedman Ference Anslow LLP (via E-mail)